UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☑   Form C/A: Amendment to Offering Statement
    ☑   Check box if Amendment is material and investors must reconfirm within five business days.
    This Amendment is filed to (i) extend the Offering Deadline to February 8, 2022; (ii) update the Company's Products and/or Services section; (iii) update the Exhibit B- Offering Page found on Intermediary's Portal; and (iv) update the Exhibit D- Video Transcript.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

The Good Kitchen, LLC

Legal status of Issuer:

    Form:

    LLC

    Jurisdiction of Incorporation/Organization:

    North Carolina

    Date of Organization:

    November 28, 2011

Physical Address of Issuer:

9716 Rea Rd, Ste B PMB 1066, Charlotte, NC, United States

Website of Issuer:

https://thegoodkitchen.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

February 8, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

11

	Most recent fiscal year-end 2020	Prior fiscal year-end 2019
Total Assets	$2,415,684	$2,699,840
Cash & Cash Equivalents	$14,092	$150
Accounts Receivable	---	---
Short-term Debt	$1,192,746	$1,689,336
Long-term Debt	$1,543,427	$536,631
Revenues/Sales	$4,062,186	$3,454,233
Cost of Goods Sold	$2,875,791	$3,253,642
Taxes Paid	---	---
Net Income	($396,428)	($1,083,788)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Explanatory Note

This Amendment is filed to (i) extend the Offering Deadline to February 8, 2022; (ii) update the Company's Products and/or Services section; (iii) update the Exhibit B- Offering Page found on Intermediary's Portal; and (iv) update the Exhibit D- Video Transcript.

October 26, 2021



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

The Good Kitchen, LLC ("**The Good Kitchen**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by February 8, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$107,000	$6,420	$100,580
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://thegoodkitchen.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/the-good-kitchen

The date of this Form C/A is October 26, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

The Good Kitchen, LLC delivers healthy ready to heat and eat meals to customers' doorsteps and was formed in North Carolina as a limited liability company on November 28, 2011.

The Company is located at 9716 Rea Rd, Ste B PMB 1066, Charlotte, NC, United States.

The Company's website is https://thegoodkitchen.com.

The Company conducts business in North Carolina and sells products through the internet and retailers throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/the-good-kitchen and is attached as Exhibit B to this Form C/A.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100+
Maximum Individual Purchase Amount	$107,000
Offering Deadline	February 8, 2022
Use of Proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on page 31.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer

requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the managers, its executive officers and key employees.

In particular, we are dependent on Amber Lewis, our Manager. The loss of Amber Lewis could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Certain of the Company's loans have not been reduced into writing and as a result, the descriptions included herein may not reflect the mutual understanding of the parties, which could lead to disputes and allegations of default.

The Company currently has several unsecured loans from multiple private lenders which were entered into on a handshake basis and have not been reduced to writing. These loans are described below and amount to approximately $77,208 owed to Lance Breeden, $115,513 to David Greene and $121,667 to Melissa Hayes. As such, the descriptions included herein reflect the material terms to the best of the Company's knowledge but may not in all cases reflect the mutual understanding of the parties. Any ambiguity with respect to the terms of these loans may give rise to alleged defaults or other disputes with these lenders over the controlling terms of these loans and the lenders declaring the loan payable in full at a point in time where we may not have sufficient cash to repay any such debt in full. Further, in the event a dispute with respect to the terms of the loans were threatened, even unsuccessful claims against us could result in the expenditure of funds in litigation, the diversion of management time and resources, and could have an adverse effect on our financial position or results of operations.

Our outstanding indebtedness could adversely affect our financial condition and our ability to operate our business.

We have a substantial amount of debt. At December 31, 2020, we had $2,125,906 in outstanding loan obligations. Our substantial debt could have important consequences to investors, including the following:

- it may be difficult for us to satisfy our obligations, including debt service requirements under our outstanding debt;

- our ability to obtain additional financing for working capital, capital expenditures, debt service requirements or other general corporate purposes may be impaired;

- we may need to expend a significant portion of our cash flow for payments on our debt, which will reduce the funds available to us for other purposes;

- we are more vulnerable to economic downturns and adverse industry conditions and our flexibility to plan for, or react to, changes in our business or industry is more limited;

- our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised due to our high level of debt; and

- our ability to borrow additional funds or to refinance debt may be limited.

Our ability to make payments on and to refinance our debt and to fund planned capital expenditures will depend on our ability to generate cash in the future. To some extent, this is subject to general economic, financial, competitive, and other factors that are beyond our control. Lower net revenues, higher expenses, or higher provision for uncollectible accounts, generally will reduce our cash flow. If we are unable to generate sufficient cash flow to service our debt and meet our other commitments, we may need to refinance all or a portion of our debt, sell material assets or operations or raise additional debt or equity capital. We cannot assure investors that we could effect any of these actions on a timely basis, on commercially reasonable terms or at all, or that these actions would be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt agreements may restrict us from effecting any of these alternatives. If we are not able to service our debt and other commitments, we may seek or be forced into bankruptcy, or forced to reduce our operations or discontinue our operations in their entirety.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the

Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Units, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Security holders and would be required to enter into a proxy that allows the Intermediary or its designee to vote their shares of Series B-CF Preferred units holder consistent with the majority of the Series B Preferred Unit holders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership

rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities

should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred units, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Description of the Business

The Company delivers healthy ready to heat and eat meals to customers' doorsteps.

Business Plan

Becoming the go-to choice for those that value premium nutrition and health. The Good Kitchen plans on being the healthiest and most convenient way to feed yourself and your family.

We're looking to grow to $18M+ by 2023 to become an acquisition target at a 3x multiple to scale our mission to the world through:

- **Retention**: Redesign our ordering flow and UI to significantly reduce churn and improve LTV.

- **Margins**: Bring manufacturing in-house to reduce quality issues that we've had with co-packers (outsourced mfg) and improve our margins. Also, this will improve our agility and service.

- **Growth**: Build targeted ads and landing pages that focus on niche segments that understand the link between premium food and health. This will increase our quality score and reduce CPC (cost / click), while simultaneously reducing churn to boost LTV.

The Company's Products and/or Services*

Product / Service	Description	Current Market
TGK Meal Subscription	Receive 5-25 well sourced meals delivered to your door on a weekly, bi-weekly or once per month basis.	Direct to consumer - Performance minded individuals and families that want well sourced, and clean ingredient labels.
TGK Retail	Ready to eat meal and protein options in the freezer aisle at Walmart	Wholesale - Gen X, Baby Boomer, Millennials.

* Effective October 20, 2021, the Company has discontinued selling TB12 Performance Meals.

Competition

Factor, Freshly, Metabolic meals and more generally, any meal kit.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

The majority of the Company's business is its direct to consumer market. 70% female. Ages 25-44.

Supply Chain

Our supply chain consists of: American Food Service, our sole source copacker, PeriWrap All Direct Box- Gels PakSouth Distributors- Boxes, Morrisette Distributors- Liners, US Foods, Sysco, Glen Raven Logistics BP Solutions Group- printers, Lineage Cold Storage, Millard Refrigerated Services and UPS.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5581268	"The Good Kitchen"	Trademark	May 25, 2016	October 9, 2018	United States
5399647	"Real Food Real Easy The Good Kitchen"	Trademark	January 25, 2017	February 13, 2018	United States
5404734	"Real Food. Real Easy."	Trademark	January 25, 2017	February 20, 2018	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Marketing	80%	$20,000	80%	856,000
Working Capital/Key Hires	14%	$3,500	14%	$149,800
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above:

Marketing (80%): customer digital experience enhancements to websites, digital ad spend, content creation, marketing collateral.

Working Capital/Key Hires (14%): inventory build for new product launches. Marketing, sales, accounting and customer service new hires.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Amber Lewis	Manager	2012 - Present, The Good Kitchen, LLC Responsible for high level decisions and overall company direction to execute mission. Networking and fundraising relationships.	University of North Carolina Wilmington, Bachelor of Arts in Communication Studies, 2002

Cassmer Ward		Present - The Good Kitchen, fractional Chief Financial Officer. Cassmer's responsibilities include: • Oversight of all accounting practices • All Financial Reporting Requirements • Advising on cashflow and debt decisions • Advising CEO on strategic business decisions as they affect the growth and valuation of the company • Advising operations on gross margin analysis, break-even and other financial analytics 2008- Present, Nexagy, Inc. Acts as operations and strategy consultant focusing on executive management, organizational assessment, strategic development, process improvement, project management and system implementation. 2007- Present, Intelligent Design Engineering, P.C. Co-Founder and CFO focusing on entrepreneurship, business development and decision support.	University of North Carolina at Charlotte, Bachelor of Science in Accounting, Bachelor of Science in Management Information Systems and Bachelors of Arts in English, May 1998 Queens University, MBA, 2008 University of South Carolina, AACSB International Bridge Program, 2013
Tammy Hall	Vice President of Operations	August 2019 - Present, The Good Kitchen, LLC January 2018 - August 2019, Strategic Accelerator Group, Owner and Founder Responsible for high level decisions and overall company direction to execute mission.	Keene State College, 1989-1990 University of North Carolina at Charlotte, Bachelors of Business Management, 1996-1998
Carter Lewis	Vice President of Brand	2018 - Present, The Good Kitchen, LLC. Carter is responsible for The Good Kitchen internal and external brand execution. Carter oversees content creation and channel management. Carter also manages external brand partner relationships and manages all media inquiries.	Virginia Polytechnic Institute & State University, 1993 - 1994 West Virginia Wesleyan College, Bachelor of Arts in Graphic Design and Bachelor of Arts in Public Relations, 1994-1997

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to North Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 11 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company has issued the following classes of Securities:

Type	Class A-1 Membership Units
Amount Outstanding	23.316
Voting Rights	All members of the Company have voting rights in accordance with their percentage interest in the Company. The Class A have additional minority rights whereby the consent of a majority in interest of the Class A members is required for the Company to take certain enumerated actions, including issuing any senior securities to the Class A Units.
Anti-Dilution Rights	Each member has the right to purchase its pro rata share of Units issued by the Company for the price and upon the terms specified in the notice by giving written notice to the Company.
Other Rights	In the event a majority in interest of the members decide to sell all the Units then held by such members, drag-along and tag-along rights shall apply with respect to such sale. Holders are entitled to cumulative preferred returns (8% per annum) on their adjusted capital account balances.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and issue additional Units at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	19.379%

Type	Class A-2 Membership Units
Amount Outstanding	8.0
Voting Rights	All members of the Company have voting rights in accordance with their percentage interest in the Company. The Class A have additional minority rights whereby the consent of a majority in interest of the Class A members is required for the Company to take certain enumerated actions, including issuing any senior securities to the Class A Units.
Anti-Dilution Rights	Each member has the right to purchase its pro rata share of Units issued by the Company for the price and upon the terms specified in the notice by giving written notice to the Company.
Other Rights	In the event a majority in interest of the members decide to sell all the Units then held by such members, drag-along and tag-along rights shall apply with respect to such sale.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and issue additional Units at a later date subject to a cap of 11 Class A-2 Membership Units issuable.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.649%

Type	Class B Membership Units
Amount Outstanding	70.0
Voting Rights	All members of the Company have voting rights in accordance with their percentage interest in the Company.
Anti-Dilution Rights	Each member has the right to purchase its pro rata share of Units issued by the Company for the price and upon the terms specified in the notice by giving written notice to the Company.
Other Rights	In the event a majority in interest of the members decide to sell all the Units then held by such members, drag-along and tag-along rights shall apply with respect to such sale.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and issue additional Units at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	58.181%

Type	Class C Membership Units
Amount Outstanding	18.999
Voting Rights	All members of the Company have voting rights in accordance with their percentage interest in the Company.
Anti-Dilution Rights	Each member has the right to purchase its pro rata share of Units issued by the Company for the price and upon the terms specified in the notice by giving written notice to the Company.
Other Rights	In the event a majority in interest of the members decide to sell all the Units then held by such members, drag-along and tag-along rights shall apply with respect to such sale.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and issue additional Units at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	15.791%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has the following additional securities outstanding:

Type	Convertible Notes
Face Value	$450,000 ($485,902.78 with accrued interest as of June 1, 2021)
Voting Rights	Holders of Convertible Notes are not entitled to vote (prior to conversion)
Anti-Dilution Rights	None
Material Terms	Upon the occurrence of a qualified equity financing (an equity financing of the Company with gross proceeds of at least $1,000,000 (excluding the conversion of the note or other convertible debt), the Convertible Notes (plus any accrued but unpaid interest thereon) will convert into the securities of the Company offered in such financing. The Convertible Notes may also convert into common stock of the Company upon a change in control (a sale or transfer of substantially all of the Company's assets (including an exclusive license of substantially all of the Company's material intellectual property) or securities representing over 50% of the Company's voting power, or a merger or similar transaction in which the Company's stockholders own less than 50% of the voting stock of the surviving entity or its parent company) or on or after maturity. The Convertible Notes will convert into equity securities of the Company at a price per share equal to 22.5% less than the price paid by investors in the qualified equity financing or at a cap price of $10,000,000, whichever results in the issuance of more shares (except on or after maturity in which case conversion will occur at a price per share based on a $10,000,000 valuation).
Interest Rate and Amortization Schedule	5% per annum. The principal and accrued but unpaid interest thereon is due and payable on the maturity date, unless earlier converted under the terms of the note.
Maturity Date	2 year term*
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of such conversion securities may be dilutive and such securities will have greater rights than the Crowd SAFE
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	**

Type	Convertible Notes
Face Value	$250,000 ($261,480.55 with accrued interest as of June 1, 2021)
Voting Rights	Holders of Convertible Notes are not entitled to vote (prior to conversion)
Anti-Dilution Rights	None
Material Terms	Upon the occurrence of a qualified equity financing (an equity financing of the Company with gross proceeds of at least $1,500,000 (excluding the conversion of the note or other convertible debt), the Convertible Notes (plus any accrued but unpaid interest thereon) will convert into the securities of the Company offered in such financing. The Convertible Notes may also convert into common stock of the Company upon a change in control (a sale or transfer of substantially all of the Company's assets (including an exclusive license of substantially all of the Company's material intellectual property) or securities representing over 50% of the Company's voting power, or a merger or similar transaction in which the Company's stockholders own less than 50% of the voting stock of the surviving entity or its parent company) or on or after maturity. The Convertible Notes will convert into equity securities of the Company at a price per share equal to 15% less than the price paid by investors in the qualified equity financing or at a cap price of $15,000,000, whichever results in the issuance of more shares (except on or after maturity in which case conversion will occur at a price per share based on a $10,000,000 valuation).
Interest Rate and Amortization Schedule	4% per annum. The principal and accrued but unpaid interest thereon is due and payable on the maturity date, unless earlier converted under the terms of the note.
Maturity Date	2 year term***
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of such conversion securities may be dilutive and such securities will have greater rights than the Crowd SAFE
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	**

Type	Convertible Note
Face Value	$72,370.56 ($75,365.90 with accrued interest as of June 1, 2021)
Voting Rights	Holders of Convertible Notes are not entitled to vote (prior to conversion)
Anti-Dilution Rights	None
Material Terms	Upon the occurrence of a qualified equity financing (an equity financing of the Company with gross proceeds of at least $200,000 (excluding the conversion of the note or other convertible debt), the Convertible Note (plus any accrued but unpaid interest thereon) will convert into the securities of the Company offered in such financing at a price per share equal to the price paid by investors in the qualified equity financing or at a cap price of $20,000,000, whichever results in the issuance of more shares. If no qualified financing occurs during the term, the principal plus accrued interest are payable at maturity.
Interest Rate and Amortization Schedule	4% per annum. The principal and accrued but unpaid interest thereon is due and payable on the maturity date, unless earlier converted under the terms of the note.
Maturity Date	2 year term
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of such conversion securities may be dilutive and such securities will have greater rights than the Crowd SAFE
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	**

* These notes were entered into on a rolling basis from June to October of 2019.

** The aggregate percentage ownership by the holders of convertible notes assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the convertible notes were to convert at a valuation of $18,000,000 immediately prior to the filing of this Form C/A, the percentage ownership of the Company by the holders of the convertible notes would be approximately 6.54%.

*** These notes were entered into on a rolling basis from July to August of 2020.

Outstanding Debt*

As of the date of this Form C/A, the Company has the following debt outstanding:

Type	$450,000 SBA Promissory Note
Creditor	Small Business Administration
Amount Outstanding	$471,662.98
Interest Rate and Amortization Schedule	3.75% per annum. Monthly payments of principal and interest, of $2,280.00 began April 15, 2021. All remaining principal and accrued interest will be due and payable on the Maturity Date.
Description of Collateral	All tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments including promissory notes, (d) chattel paper, including tangible or electronic, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined by the Uniform Commercial Code.
Other Material Terms	SBA will apply each installment payment first to pay interest accrued to the day SBA receives the payment and will then apply any remaining balance to reduce principal. All remaining principal and accrued interest is due and payable Thirty (30) years from the date of the Note.
Maturity Date	April 15, 2050

Type	**Investor Bridge Loan****
Creditor	David Greene
Amount Outstanding	$115,513
Interest Rate and Amortization Schedule	There is no interest rate and the imputed interest is immaterial.
Description of Collateral	N/A
Other Material Terms	Loan is callable at any time.
Maturity Date	There is no maturity date.

Type	Headway $30,000 Line of Credit
Creditor	Headway Capital
Amount Outstanding	$9316.01
Interest Rate and Amortization Schedule	Variable interest, as at the date of entry into the agreement in November 2018, the applicable rates were 0.16% per day, which amount to 5% per month and 63.29% per annum (APR). $2,446.75 monthly payment due on the first of each month.
Description of Collateral	Personal guarantee from Amber Lewis.
Other Material Terms	Advances are subject to a 2% origination fee and late payments are subject to a 5% charge on the outstanding. In the event the Company takes additional advances, the APR on existing advances may remain the same or may be reduced.
Maturity Date	Final payment will be due on 08/31/2021. The Company and Lender will agree to a repayment schedule with respect to advances made under the agreement between 12 to 24 months and the Company.

Type	Stripe Capital Program Loan
Amount Outstanding	$25,483.71
Interest Rate and Amortization Schedule	4.60% per annum Monthly payments starting January 18, 2021 of a minimum of $12,311.12 and the total repayment amount is due upon the maturity date.
Description of Collateral	Security interest in merchant receivables, funds held in Stripe account and the proceeds of the aforementioned.
Other Material Terms	The loan has a $10,800 origination fee and Stripe withholds 4.6% of the Company's daily receivables toward repayment.
Maturity Date	July 12, 2022

Type	$165,000 Co-Founder Buyout Note**
Creditor	The Co-Founder to be paid is Melissa Hayes
Amount Outstanding	$121,667
Interest Rate and Amortization Schedule	The monthly rate for the first six months of repayments starting in 2019 was $10,333 and thereafter, monthly rate repayments are set at $8,333. In 2021, $104,000 of the note is outstanding and payable and, thereafter a balance of $17,667 is payable.
Description of Collateral	N/A
Other Material Terms	None.
Maturity Date	None.

Type	$492,000 Pinnacle Bank Note
Amount Outstanding	$308,117.93
Interest Rate and Amortization Schedule	5.95% per annum. Loan is payable in 48 monthly payments of $11,565.17 with the first payment due June 13, 2019. A final balloon payment of any amounts still outstanding is due May 13, 2023.
Description of Collateral	Inventory, chattel paper, accounts, equipment and general intangibles of the Company.
Other Material Terms	The loan may be prepaid without penalty and, in the event of a default, bears a default interest rate of 16% per annum and late charge of 4% applies to any late payment.
Maturity Date	May 13, 2023

Type	$100,000 Pinnacle Bank LOC
Amount Outstanding	$100,314.14
Interest Rate and Amortization Schedule	3.25% per annum. The loan is payable in one payment of all outstanding principal and accrued interest on the maturity date. Pre-payment is permitted.
Description of Collateral	Certain business assets of the Company
Other Material Terms	The loan may be prepaid without penalty and, in the event of a default, bears a default interest rate of 16% per annum and late charge of 4% applies to any late payment.
Maturity Date	February 2, 2021***

Type	Note Payable**
Creditor	Lance Breeden
Amount Outstanding	$77,207.84
Interest Rate and Amortization Schedule	4.50% per annum
Description of Collateral	N/A
Other Material Terms	None.
Maturity Date	June 2022

* Certain of the loans listed in the financial statements that are not summarized above have been paid in full as of May 26, 2021.
**These loans have not been reduced to writing.
***This LOC is in the process of being renewed by Pinnacle Bank.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Amber Lewis	70.00 Class B Units	58.181%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Good Kitchen, LLC (the "**Company**") was incorporated on November 28, 2011 under the laws of the State of North Carolina, and is headquartered in Charlotte, North Carolina.

Cash and Cash Equivalents

As of December 31, 2019 and December 31, 2020, the Company's cash and cash equivalents were $150 and $14,092, respectively.

As of September 30, 2021, the Company had $53,690 in cash and cash equivalents and $81,858 in Accounts Receivable, this alone would only leave the Company with a month of runway. However, based on the going concern disclosure (Paragraph 12) in the financials attached as Exhibit A, this would become an issue only if the Company were unable to produce revenue and/or obtain financing in the next 12 months. The Company anticipates that in the next 12 months it will receive financing from this Offering and will also produce substantial revenues generated by the operations of its business on a weekly basis for the foreseeable future.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. The Company had net operating income of $276,616, and an operating cash flow loss of $165,030 for the year-ended December 31, 2020. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company intends to open its own manufacturing facility in Q3 of 2021. The Company anticipates this will cost about $500,000 for equipment and tenant improvements on the leased space.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Notes	$450,000	3	Working Capital	*	Section 4(a)(2)
Convertible Notes	$250,000	3	Working Capital	**	Section 4(a)(2)
Convertible Note	$72,370.56	1	Working Capital	7/31/2020	Section 4(a)(2)

* These notes were entered into on a rolling basis from June to October of 2019.

** These notes were entered into on a rolling basis from July to August of 2020.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.


TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST


From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: As further described above, the Company is a party to an oral agreement with Melissa Hayes, whereby the Company has agreed to buyout Ms. Hayes' interest in the Company pursuant to an oral note in the aggregate principal amount of $165,000.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by February 8, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $107,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii)that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed on the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C/A and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $2,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $18,000,000 divided by the aggregate number of issued and outstanding shares of capital units, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred units and all outstanding vested or unvested options or warrants to purchase capital units, but excluding (i) shares of capital units reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 85%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to capital units, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the initial public offering of the Company's capital units or reverse merger or take-over by certain entities, such as an entity that is a reporting issuer (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of Common Units of the Company equal to the Purchase Amount divided by the quotient of (a) $18,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital units outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital units reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.
.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the

"**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's managers, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital units equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital units granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital units issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its, selection to receive the cash payment or shares of the most recently issued capital units, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's managers (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital units, as determined in good faith by the Company's managers.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred units then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Units as determined in good faith by the Company's managers at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Units upon a Dissolution Event and (iii) all holders of Common Units.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital units into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital units authorized to issue upon the conversion of the Securities, because the amount of capital units to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Units, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Amber Lewis
(Signature)

Amber Lewis
(Name)

Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Amber Lewis
(Signature)

Amber Lewis
(Name)

Manager
(Title)

October 26, 2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the managers or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

THE GOOD KICHEN LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
The Good Kitchen, LLC
Charlotte, North Carolina

We have reviewed the accompanying financial statements of The Good Kitchen LLC (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 30, 2021
Los Angeles, California

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	14,092	$	150
Inventories		659,105		759,835
Prepaids and other current assets		69,240		84,991
Total current assets		**742,437**		**844,975**
Property and equipment, net	$	6,860	$	49,611
Goodwill, net		1,666,387		1,805,254
Total assets	$	**2,415,684**	$	**2,699,840**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Credit card	$	149,814	$	155,323
Accounts payable		-		-
Current portion of loans		656,979		967,058
Other current liabilities		385,953		566,955
Total current liabilities		**1,192,746**		**1,689,336**
Non current portion of loans		1,468,927		456,631
Notes Payable		74,500		80,000
Total liabilities		**2,736,174**		**2,225,968**
MEMBERS' EQUITY				
Members Equity		3,474,422		3,872,357
Retained earnings/(Accumulated Deficit)		(3,794,911)		(3,398,484)
Members' equity		**(320,490)**		**473,873**
Total liabilities and members' equity	$	**2,415,684**	$	**2,699,841**

See accompanying notes to financial statements.

THE GOOD KITCHEN LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	4,062,186	$	3,454,233
Cost of revenue		2,875,791		3,253,642
Gross profit		1,186,396		200,592
Operating expenses				
General and administrative		1,229,188		1,016,520
Research and development		28,991		8,762
Sales and marketing		295,880		187,297
Total operating expenses		1,554,059		1,212,578
Operating income/(loss)		(367,663)		(1,011,987)
Interest expense		28,764		114,000
Other Loss/(Income)		-		(42,198)
Income/(Loss) before provision for income taxes		(396,428)		(1,083,788)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	**(396,428)**	$	**(1,083,788)**

See accompanying notes to financial statements.

	Total Members' Equity	
Balance—December 31, 2018	$	**659,803**
Contribution		1,174,772
Distribution		(276,914)
Net income/(loss)		(1,083,788)
Balance—December 31, 2019	$	**473,873**
Contribution		432,381
Distribution		(830,316)
Net income/(loss)		(396,428)
Balance—December 31, 2020	$	**(320,490)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(396,428)	$	(1,083,788)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		42,750		17,587
Amortization of intangibles		138,867		138,873
Changes in operating assets and liabilities:				
Inventories		100,730		(759,835)
Prepaids and other current assets		15,751		(53,306)
Accounts payable		-		(123,372)
Other current liabilities		(181,001)		346,440
Credit card		(5,510)		(121,227)
Net cash provided/(used) by operating activities		**(284,841)**		**(1,638,628)**
CASH FLOW FROM INVESTING ACTIVITIES				
Sales of property and equipment		-		85,009
Net cash provided/(used) in investing activities		**-**		**85,009**
CASH FLOW FROM FINANCING ACTIVITIES				
Loan borrowings		702,217		524,653
Notes Payable borrowings		-		80,000
Notes Payable repayments		(5,500)		-
Contribution		432,382		1,174,772
Distribution		(830,316)		(276,914)
Net cash provided/(used) by financing activities		**298,783**		**1,502,512**
Change in cash		13,942		(51,107)
Cash—beginning of year		150		51,257
Cash—end of year	$	**14,092**	$	**150**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

The Good Kitchen LLC was formed on November 10, 2011 in the state of North Carolina. The financial statements of The Good Kitchen LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Charlotte, North Carolina.

The Good Kitchen has made it easy to heat-and-eat delicious, high quality, prepared meals that can be delivered wherever and whenever you want them. We make sure our farmers and producers meet the highest ethical and sustainability standards. From there, we artfully craft all of the ingredients into delicious, chef-driven meals that are as tasty as they are healthy.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, packaging and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture and Equipment	5 years
Computers & Data Equipment	5 years
Vehicles	3-6 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its food products.

Cost of sales

Costs of goods sold include the cost of packaging, shipping, and product.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $295,880 and $187,297, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require

additional disclosure. Subsequent events have been evaluated through April 30, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020	2019
Finished Goods	307,758	500,405
Packaging	59,224	82,411
Raw material	292,123	177,018
Total Inventories	$ 659,105	$ 759,835

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,		2020		2019
Prepaid Expenses and Other Current Assets consist of:				
Prepaid Expenses		69,240		84,991
Total Prepaids Expenses and Other Current Assets	$	69,240	$	84,991

Other current liabilities consist of the following items:

As of Year Ended December 31,		2020		2019
Other Current Liabilities consist of:				
Sales Tax Payable		18,002		250
Deferred revenue		260,227		307,172
Accrued Expenses		107,724		259,533
Total Other Current Liabilities	$	385,953	$	566,955

5.   PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,		2020		2019
Computer Equipment	$	8,316	$	8,316
Furniture & Equipment		207,972		207,972
Vehicles		53,350		53,350
Property and Equipment, at Cost		269,638		269,638
Accumulated depreciation		(262,778)		(220,028)
Property and Equipment, Net	$	6,861	$	49,611

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $42,750 and $17,587 respectively.

6. GOODWILL

As of December 31, 2020 and December 31, 2019, intangible asset consist of:

As of Year Ended December 31,		2020		2019
Goodwill	$	2,083,000	$	2,083,000
Goodwill, cost	$	**2,083,000**	$	**2,083,000**
Accumulated amortization		(416,613)		(277,746)
Intangible assets, Net	$	**1,666,387**	$	**1,805,254**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2020 and 2019 was in the amount of $138,867 and $138,873 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period	Amortization
2022	138,867
2023	138,867
2024	138,867
2025	138,867
Thereafter	1,110,921
Total	$ **1,666,387**

7. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

Members' Name	Ownership
Amber H. Lewis	58.18%
Upward Ventures, LLC	10.74%
Blue Lake Capital, LLC	4.16%
Laurie Massaglia	4.21%
Robb Wolf	0.76%
Martin Eveleigh	1.13%
Kelsey Brown	0.76%
Scott Byrd (individually)	0.49%
Adri Warrick	0.76%
Jordan Harris	3.76%
Katherine Drolett	0.76%
Scott Byrd Coaching, LLC	2.91%
QEB, LLC	0.96%
James B. Greenho	2.11%
David Byrd	1.25%
David Stickler	0.83%
Kenneth Marcoon	0.83%
Kevin McMurtey	0.83%
Mark Semler	0.83%
TranBen, Ltd.	2.49%
PENSCO Trust Company LLC fbo James B. Greenho IRA	0.83%
Chris Smith	0.42%

8.   DEBT

Loans

During 2020 and 2019 fiscal years, the Company entered into various loans. The following is the break-out of the outstanding balances for each instrument as of December 31, 2020 and December 31, 2019:

As of Year Ended December 31,	2020			2019		
	Current Portion	Non-Current Portion	Total	Current Portion	Non-Current Portion	Total
Bridge Loan	$ 115,514	$ -	$ 115,514	$ 115,514	$ -	$ 115,514
Headway Capital	10,910	-	10,910	29,987	-	29,987
Stripe Advance	26,536	-	26,536	5,914	-	5,914
Melissa Hayes Notes	104,000	17,667	121,667	-	121,667	121,667
White Oak Commercial Finance, LLC	-	-	-	579,466	-	579,466
Pinnacle Loan 90421890	138,782	218,486	357,268	80,956	334,965	415,921
Pinnacle LOC	100,767	-	100,767	100,000	-	100,000
Shareholder Convertible Notes	-	797,371	797,371	-	-	-
Heritage Trust - 2016 Jeep	17,617	-	17,617	19,428	-	19,428
Multivac - T300	28,712	-	28,712	35,793	-	35,793
SBA EIDL Loan	26,496	435,404	461,900	-	-	-
SBA Payroll Protection Program Loan	87,645	-	87,645	-	-	-
Total Loans	$ 656,979	$ 1,468,927	$ 2,125,906	$ 967,058	$ 456,631	$ 1,423,689

Investor Bridge Loan

During 2018 the Company received loan provided by one of Company's investors in the amount of 137,490. There is no interest rate and maturity. The imputed interest was deemed immaterial. The total outstanding balance as of December 31, 2020 and December 31, 2019 was $115,513 and $115,513, respectively. The entire balance is classified as current as the loan can be called in at any time.

Headway Capital

The Company entered into Line of Credit agreement with during fiscal year 2018. The initial credit limit is $30,000. The "Daily Periodic Rate" of interest would be 0.16%, which corresponds to a "Monthly Periodic Rate" of 5.00% and an Annual Percentage Rate ("APR") of 63.29%. The total outstanding balance as of December 31, 2020 and December 31, 2019 was $10,910 and $29,987, respectively. The entire balance is classified as current.

Stripe Advance

On September 11, 2020, the Company has received a Stripe Capital loan in the amount of $75,000 with fee in the amount of $7,500. As of December 31, 2020 and 2019, the loan had a balance of $26,536 and $5,914, respectively.

Melissa Hayes Notes

As of June 30, 2019 the Company received loan from Melissa Hayes in the amount of $165,000. The monthly rate first six month is $10,333 and after that the monthly rate is $8,333. As of December 31, 2020, and 2019, the loan had a

balance of $17,667 and $121,667, respectively. As of December 31, 2020, the current portion of the loan is $104,000. The following is the schedule of future maturities:

As of Year Ended	2021	Thereafter
Melissa Hayes - notes	104,000	17,667

White Oak Commercial Finance

During 2019, the Company entered into a factoring agreement with White Oak Commercial Finance, LLC. The lender is purchasing invoices for net invoice amount less factoring commission. The borrowing base amounts to 80% of the receivables. The related interest rate amounts to greater of 6.5% or 1.25% above prime rate. The facility was fully repaid during 2020. The balance as of December 31, 2019 was $579,466.

Pinnacle Loan 90421890

On May 13, 2019, the Company has received a loan from Pinnacle Bank in the amount of $492,000. The loan has an interest rate of 5.95% and matures on May 13, 2023. As of December 31, 2020, and 2019, the loan had a balance of $218,486 and $334,964, respectively. As of December 31, 2020, the current portion of the loan is $137,782 and $80,956, respectively. The following is the schedule of future maturities:

As of Year Ended	2021	2022
Pinnacle Loan 90421890	138,782	218,486

Pinnacle Loan LOC

On December 31, 2020, the Company has received a loan from Pinnacle Bank in the amount of $100,000. The loan has an interest rate of 3.25% and matures on February 2, 2021. As of December 31, 2020, the loan had a balance of $100,766.

Convertible Promissory Note

During 2019 and 2020, the Company entered a convertible promissory note agreements in the amount from $70,000 to $300,000 with its shareholders. The loan carries an interest rate of 4% per annum and matures 2 years from issuance. As of December 31, 2020, the outstanding balance is $797,391, which was classified as non-current liabilities.

The notes are convertible automatically into membership units upon occurrence of a qualified financing at lesser of (a) conversion price that is 85% less than the price in the qualified financing or (b) $15 million pre-money valuation. In addition, upon occurrence of non-qualified financing, noteholders have an option to convert their notes into membership units under the same terms outlined above.

Heritage Trust Vehicle Loan

During 2016, the Company entered into a jeep loan. The agreement bears 4.29% interest rate and matures in 2024. The monthly payment is $330. The balance is $17,617 and $19,428 as of December 31, 2020 and December 31, 2019, respectively.

Multivac - T300 Loan

During 2016, the Company entered into a capital lease with Multivac. The agreement bears 5.5% interest rate and a repayment term of 60 months. The monthly payment is $1,216. The balance is $28,712 and $35,793 as of December 31, 2020 and December 31, 2019, respectively.

SBA EDIL Loan

On April 15, 2020, the Company received a loan in the amount of $453,000 from the SBA's New York Business Development Corporation. The loan carries an interest rate of 3.75% per annum and matures on April 15, 2050. As of December 31, 2020, the loan has an outstanding balance of $461,900 out of which $26,496 is classified as current portion while the rest of it is non-current portion. The following is the schedule of future maturities:

As of Year Ended	2021	2022	2023	2024	2025	Thereafter
SBA EDIL Loan	$ 2,208	$ 2,208	$ 2,208	$ 2,208	$ 2,208	450,860

SBA PPP Loan

During 2020, the Company received a PPP loan in the amount of $87,645. The loan carries 1% interest and matures in 2022. The loan is subject to forgiveness if certain conditions are fulfilled. The Company intends to apply for forgiveness. The loan balance is $87,645 as of December 31, 2020, and is classified as current as the Company expects to receive forgiveness during 2021.

Notes Payable

During 2019, the Company entered into a note payable with Lance Breeden in the amount of $80,000. The note bears 4.50% interest rate and matures in 2022. The outstanding balance as of December 31, 2020 and December 31, 2019 is $74,500 and $80,000. The entire balance has been classified as non-current.

9. RELATED PARTY

During 2018 the Company received loan provided by one of Company's investors in the amount of 137,490. There is no interest rate and maturity. The imputed interest was deemed immaterial. The total outstanding balance as of December 31, 2020 and December 31, 2019 was $115,513 and $115,513, respectively. The entire balance is classified as current as the loan can be called in at any time.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through April 30, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $276,616, an operating cash flow loss of $165,030 and liquid assets in cash of $14,092, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT B

Offering Page found on Intermediary's Portal.

 Republic



Company Name	The Good Kitchen

Logo	REAL FOOD *the* REAL EASY **GOOD** — kitchen —

Headline	Convenient meals. Keto, Gluten Free, + Whole30. Farm to Table in 4 minutes

Hero Image	**FULLY-PREPARED MEALS, DELIVERED.** Farm-to-table in 4 minutes.

Tags	Female Founders, Delivery, B2C, CPG, Food & beverage, Subscription, Profitable, Healthy food, $1M+ raised, Startups

Pitch text	## Summary • Growth: +90% in past 6 months to $5.5M ecommerce run rate (Sep '20-Mar '21) • Market: $48 Billion spend on ready-to-eat meals in the US (2021, Statista) • Press: #1 in Prepared Meals by Forbes (Whole30), Healthline (Gluten Free) • Investor: Robb Wolf, 2x NYT bestseller - The Paleo Solution, Wired to Eat • Sustainability: We ship nationwide in eco-friendly packaging • Sourcing: Farmers and producers using regenerative practices

Problem

Work-life balance is on everyone's plate these days

Since 2019, the average workday has increased by 45+ minutes. Parents and professionals are busier than ever, making it even more difficult to have healthy and convenient meals. When making a choice between health and convenience, too often convenience wins. With ready-made meals more popular than ever, there should be a convenient, premium meal that doesn't compromise on nutritional value.

Solution

Ready-made meals that are equal parts nutritious and delicious

Our fully prepared meals are farm to table ready in 4 minutes. Sustainably-sourced proteins and plant-based whole foods ensure you get all the nutrients you need, and nothing you don't (like GMOs). With TGK, everyone has the power to eat well and live better.

Save time by having your meals shipped to your door nationwide. We serve a variety of lifestyle, dietary, and allergen needs with a flexible ordering system to fit your lifestyle, whether one-time or a recurring subscription.



Product

Farm to table in 4 minutes

We believe in the power of real food that is grown & raised, not engineered. At the heart of our chef-driven menu is an ethos of seasonality, sustainability, and tastiness.

LIFESTYLES

PALEO, WHOLE30, KETO, TB12, AUTO-IMMUNE (AIP), LOW CARB, VEGETARIAN, MEDITERRANEAN

ALLERGENS

100% FREE FROM GLUTEN, SOY, PEANUTS; MAJORITY ARE DAIRY FREE

PROTEINS

100% GRASS FED AND PASTURE RAISED MEATS, ANIMAL WELFARE CERTIFIED, MONTEREY BAY SEAFOOD WATCH, GAP CERTIFIED

NO BAD STUFF

GMOS, REFINED SUGARS, HYDROGENATED OILS, PRESERVATIVES, ANTIBIOTICS, ADDED HORMONES, FILLERS, ARTIFICIAL COLORS & FLAVORS

Why Frozen:

We ship meals frozen to preserve taste and quality, while extending shelf life better than a refrigerated meal. This also allows The Good Kitchen to preserve health benefits and reduce food waste.

Refrigerated vs. Frozen

	REFRIGERATED	FROZEN
Shelf Life	10-14 days	1 year
Food Waste	Yes	No
Nutritional Value	Yes	Yes
Convenience	Improved over meal kit	Yes, it's in your freezer
Stability in Supply Chain	No	Yes

Packaging:

The meal container efficiently regulates steam during the heating process to maintain the integrity of the flavor and food consistency.

The meal packaging is BPA-free, BPS-Free, and free of VOC migration.

All materials we use in shipping & packaging are curbside recyclable or compostable.

Traction

Since 2016, we've served over 1M meals to help our customers live better

Awards from Forbes, Outside Magazine, Healthline, and BarBend validate our premium ingredients and excellent taste. Our **e-commerce run rate has increased 90% in the past 6 months** from September 2020 to March 2021. We're positioned for growth and, with your investment, will ramp up marketing to hit our projected goal of $9M+ in 2021.

+90% Ecom Run Rate in 6 Months



Complete $1M raise on Republic.co

REVENUE

Forbes
Best Meal Delivery service for Whole30

Outside
Best for Farm to Table Omnivores

healthline
Best Meal Delivery service for Gluten Free

BarBend
Rated 9/10, Healthy natural meals

Customers

Our customers prioritize high quality food and convenience

Our customers span all age groups, with the largest segments being Gen-X and millennial families. The one thing that unites our customers is their search for the highest quality food with the most convenience. We serve people farm-fresh food all across the US, and have amassed **hundreds of 5-star ratings.**



"MEALS FROM THE GOOD KITCHEN
ARE THE CLOSEST THING TO
EATING MY OWN COOKING.
(SOMETIMES BETTER, SSHHH.)
I LOVE BROWSING THEIR DELICIOUS,
HEARTY MEALS, KNOWING
EFFORTLESS DINNERS WILL
MAGICALLY SHOW UP ON
MY DOORSTEP EVERY WEEK."

MELISSA URBAN
CO-FOUNDER & CEO, WHOLE30



"THE GOOD KITCHEN DOES
ALL THE WORK FOR YOU, AND
THEY DO IT AS SUSTAINABLY
AS I'VE SEEN. THEY'RE DOING
THEIR SOURCING RIGHT!"

ROBB WOLF
2X NYT BESTSELLER,
AUTHOR OF 'THE PALEO SOLUTION'
AND 'WIRED TO EAT'



"THESE MEALS ARE SO FULL
OF FRESH, VIBRANT, DELICIOUS
FLAVOR. I WAS SHOCKED!
I COULD NOT BELIEVE SUCH
HIGH QUALITY FOOD COULD
BE ACCESSIBLE THIS WAY.

I DEFINITELY RECOMMEND."

NICOLE SHEEHAN
WESTBURY, NY



"I'M A HOLISITIC NUTRITIONIST
AND REALLY VALUE HIGH
QUALITY FOOD, BUT ALSO
VALUE MY TIME. THE GOOD
KITCHEN ALLOWS ME
TO HAVE BOTH!"

JESSICA GOFF
REGISTERED DIETICIAN

DURHAM, NC

Business Model

Premium D2C meal subscription service with nationwide delivery

We focus on recurring revenue; and 70% of our customers subscribe to a meal plan (most weekly). We also offer one time purchases, such as the Omnivore 5pk, which is a great way for new customers to try us out.



Emphasis on sourcing
using fresh, seasonal ingredients and sustainably-raised proteins



Flex ordering platform
to accomodate changing customer preferences, 30+ meals available weekly



Small batch cooking
for great, unique flavors to satisfy an array of palate preferences



Convenient delivery
of fully-prepared meals frozen to lock in nutrients and shipped Nationwide



Heat & enjoy
farm-to-table quality and taste in under 4 mintes



Utilize insights from customer feedback
to optimize our portfolio of meals and improve recipes

Channels

Our D2C site (thegoodkitchen.com) is our primary revenue driver. We launched on Amazon.com in late 2020, and are launching our Walmart.com pilot program in Q2 2021. We're pursuing retailers that align with our premium brand, such as Whole Foods and Publix.

Market

$48B US market for ready-to-eat meals in 2021

With search traffic for "healthy meals" up nearly 50% YoY in the past year alone*, TGK is positioned for growth because we stand at the intersection of health, premium food, and convenience. With your investment, we can capitalize on this momentum by targeting niche segments within it that share our ethos.



*According to Statista, the sales in the Ready-to-Eat Meals segment in the United States is $48.019 billion in 2021. United States Meal Kit Market is estimated to reach $6.39 billion by 2026. As per Statista, in 2017, this specific industry was valued at $4.65 billion, representing 300% growth over the previous year.

*Based on average monthly search change from "Apr 2019-Mar 2020" to "Apr 2020-Mar 2021"

Competition

We preserve health benefits and taste while reducing food waste

TGK is **one of the only independent and woman-owned platforms** serving frozen prepared meals in both retail and DTC marketplaces. We have significant competitive advantages in terms of shelf life, convenience, and most importantly, our well-sourced and verified supply chain. With fully prepared meals that are freezer-friendly, we preserve health benefits and taste while reducing food waste.



Based on meal costs and shipping for 10 meals, excluding promotions.

Vision

Becoming the go-to choice for those that value premium nutrition and health

The Good Kitchen plans on being the healthiest and most convenient way to feed yourself and your family. Our goal is to grow to $18M+ by 2023 and then get acquired to scale our mission to the masses.



Grow to $18M+ by 2023 and get acquired to scale our mission to the masses.

How will my investment be used?

Retention

Redesign our ordering flow and UI to significantly reduce churn and improve LTV.

Margins

Bring manufacturing in-house to reduce quality issues that we've had with co packers (outsourced mfg) and improve our margins. Also, this will improve our agility and service.

Growth

Build targeted ads and landing pages that focus on niche segments who understand the link between premium food and health. This will increase our quality score and reduce CPC (cost / click), while simultaneously reducing churn to boost LTV.

Exit Strategy

Potential acquirers include our competition (Hello Fresh), supermarkets (Albertsons), food companies (General Mills), and PE firms (Falfurrias).

SELLER	BUYER	PRICE	REVENEUE	MULT
Freshly	Nestle	$1.5B	$430M	3.5x
Factor75	HelloFresh	$277M	$100M	2.8x

Investors

Raised $1.6M to date

Notable Investors





ROBB WOLF
2X NYT BESTSELLER
"THE PALEO SOLUTION,"
"WIRED TO EAT"

JASON BURKE
CEO, THE NEW PRIMAL
(Paleo snacks & condiments)

DAVID BYRD
MD, GASTROENTEROLOGY

Prior to our current Republic campaign, we raised $1.6M from investors such as Robb Wolf, Jason Burke, and David Byrd.

Future Fundraising

In 2022, we're looking to raise an additional $5-10M to fund TGK's hyper-growth. This would meaningfully impact projections and bump our revenue targets upwards of $20M for 2022 and $35M for 2023.

Founders

Meet the woman changing the way people think about food



AMBER LEWIS
Trailblazer

As former Crossfit coaches, we began feeding friends at our local gym in Charlotte, NC in 2011. After increasing demand, we created modPALEO and built our delivery network to include 37 locations by 2015 (such as gyms, chiropractors, etc.) In order to achieve scale and serve a larger audience, we pivoted to DTC, started shipping nationwide, and rebranded to The Good Kitchen in 2016.

Team

	Amber Lewis	Founder	Visionary behind The Good Kitchen, growing it to $4M+ annually. Founded its preceding concept, modPALEO, and grew it into a small business that supports small farms, sustainability, a community of good people, and healthy living.
	Carter Lewis	VP of Brand	Starting his career in advertising, Carter grew to appreciate a healthier lifestyle than pizza and scooters around the office. Leader of growth for TGK, locking in a brand-first approach that allows all ships to rise across channels.
	Cass Ward	CFO	A refined manager experienced in Management, Accounting, Finance, Organizational Assessment, and Strategy. Successful in raising over $2 million in capital during troubled economic times.
	Tammy Hall	VP of Operations	20+ years of experience in the food and data analytics industries. Optimized prepared foods merchandising for Delhaize America and specialized in labor + analytics for Hannaford Brothers supermarket.
	Tim Groody	Director of R&D / Production	30+ years culinary experience and ownership in 5 different restaurants. Fmr Executive Chef at Magnolia Grill, rated best in the Southeast, and Stoke, the kitchen that serves as a test hub for Marriott Global.
	Peter Haas	Operations Analyst	
	Rebecca Johnson	Member Success Manager	
	Brandon Cress	Production Manager	

Perks

$100	Receive 25% off your 1st order.
$250	BOGO 5 Meal Sample Pk
$500	Free 5 Meal Sample Pk
$1,000	TGK Sampler Pack + T-Shirt
$5,000	Gold + 15 Meal Sample Pack
$10,000	Platinum Rewards + 20 Meal Pack
$25,000	10K Rewards Points
$50,000	Dinner for 2 in Charleston, SC prepared by Head Chef Tim Groody + 10K Rewards Points

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

What is the 100% Happiness Guarantee?

We stand by our product and guarantee your meals to be perfect on arrival. If an issue arises with your order due to negligence on the part of TGK, a store credit or full refund will be issued, if deemed appropriate. If you are unsatisfied with the taste or contents of your dish, you will be offered store credit to give another meal a try.

How do you heat meals? Microwave or Oven	**Microwave** 1. Remove band from tray and leave clear film intact. 2. Set power on HIGH for 3 to 5 minutes.* While cooking, dome will form over meal. 3. For best results, continue cooking as dome forms and stop microwave as soon as dome begins to deflate — you may also hear air escaping the dome. 4. Meal is hot! Let sit for 1 minute to allow dome to fully deflate before removing clear film. 5. Avoid contact with escaping steam. Peel back film from corner of tray and enjoy! For best results allow seafood meals to thaw in refrigerator overnight before heating. *Microwave times may vary. **Oven** 1. Transfer the contents from the tray to an oven-safe dish. 2. Refer to the label on each individual meal and follow the instructions for maximum flavor and taste!
Is it really safe to put the plastic tray in the microwave? Yes!	Absolutely! Our packaging is BPA-free, BPS-Free, and free of VOC migration.
What do I do with the box and packing material? Recycle it :)	1. **Food Trays and Film**: After you finish your meal, simply wipe or rinse away the excess food before placing them in the recycle bin. 2. **Frozen Gel Packs:** Made from 100% biodegradable water based gel. To dispose of the packs, snip the end of the bag and pour the liquid down your drain before recycling the empty plastic bag. 3. **Plastic Liner**: Place directly into your recycle bin. These liners are made with 100% recycled plastic bottles.
Can I change my subscription, pause it, or cancel it? Yes.	1. **Quantity and Frequency**: You can change the number of meals (5 - 35) and the frequency at which they ship (Weekly, 2 Weeks, Monthly) at any point. To make those changes, go to to your account, the "Subscription Plan" box, and click the "Edit" text link. 2. **Pause or Skip**: You can suspend your deliveries for up to 45 days using our calendar feature. When you log into your account, the "Upcoming Delivery" box, and then click the "View / Edit" text link. 3. **Cancel**: You can cancel at any time. To make those changes, go to to your account, the "Subscription Plan" box, and click the "Edit" text link. After the Subscription Settings page loads, click the "Cancel Subscription" button. **Note**: Once an order has Processed, it will ship. Any changes to the above items will apply to the next order.
Are your ingredients organic? Most are.	We take great pride in sourcing our products with integrity from farmers we trust and providing a product that contains only real foods that you will recognize. We abide by the "Dirty Dozen/Clean Fifteen" and use organic as much as possible. To use the word 'organic' means it must be certified by the USDA. Farms we source from utilize organic practices, but cannot be labeled as such unless certified. We do use 100% grass fed beef, pastured pork, antibiotic-free American Humane Certified chicken, and MSC or Seafood Watch compliant (sustainable) seafood. Check out our sourcing page to learn more! *The nutritional information provided is taken from the USDA nutritional database. However, our analysis has not been verified by an independent laboratory.

**Shipping and
Delivery**

LOCATIONS

Shipping in the Continental US is FREE. For all other locations, please email
info@thegoodkitchen.com.

TIMING & ARRIVAL

New Customers

First orders placed by Sunday at 8p EST will arrive by Tuesday or Wednesday. First orders
placed after the Sunday 8p EST cutoff will arrive on the *following* Tuesday or Wednesday.

Recurring Orders

Arrive on Thursdays or Fridays each week. Cutoff to choose your meals will remain Thursdays
at 5pm EST.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

THE GOOD KITCHEN, LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [   ] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [ ] 2021, The Good Kitchen, LLC, a North Carolina limited liability company (the "**Company**"), hereby issues to the Investor the right to certain units of the Company's Equity Interests (defined below), subject to the terms set forth below.

The "**Discount**" is 15%.

The "**Valuation Cap**" is $18,000,000.

See Section 2 for certain additional defined terms.

1.   *Events*

(a)   **Equity Financing**.

(i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First**

- 1 -

Equity Financing Price").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company) sold in the Subsequent Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii)   If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Equity Interests, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of Common Securities equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of the most recent issued Equity Interests (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Units of Equity Interests granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Interests issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's managers (or board of directors

if the Company is a corporation) determines in good faith that delivery of Equity Interests to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Interests, as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation).

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or units of the most recently issued Equity Interests, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation) at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units, whether in Equity Interests or in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**CF Shadow Series**" shall mean a non-voting series of Equity Interests that is otherwise identical in all respects to the units of Equity Interests (whether Preferred Securities or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

(i) CF Shadow Series members shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the members of the Company;

(ii) Each of the CF Shadow Series members shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary or its designee as its irrevocable proxy with respect to any matter to which CF Shadow Series members are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Series units and such agreement provides that the Intermediary or its designee will vote with the majority of the holders of the relevant class of the Company's Equity Interests on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series members have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors or manager(s), (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Section 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of units of Equity Interests.

"**Discount Price**" means the product of (i) the price per unit of Equity Interests sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Interests to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $2,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Interests, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Interests**" shall mean Common Securities, Preferred Securities, any other capital or profits interest of the Company or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Securities or Preferred Securities, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding units of Equity Interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible Preferred Securities and all outstanding vested or unvested options or warrants to purchase Equity Interests, but excluding (i) the issuance of all units of Equity Interests reserved and available for future issuance under

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any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Interests by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Interests by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Equity Interests (other than shares of Equity Interests not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing equity interests of the Company for resale, as approved by the Company's managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Interests of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Equity Interests reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Securities**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Equity Interests in accordance with its terms.

"**SAFE Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

      (a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

      (b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

      (c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

      (d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or board of managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of CF Shadow Series issuable pursuant to Section 1.

      (e)   If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of Equity Interests for issuance and delivery upon the conversion of this instrument, such number of shares of the Equity Interests as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Equity Interests issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

      (f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

      (g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

10014090_1

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor

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10014090_1

shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Equity Interests or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Interests (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Interests or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Company's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Company's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all managers, officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of managers or equivalent governance body to be advisable to reorganize this instrument and any Equity Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Interests for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of directors/manager(s) or upon any matter submitted to member at any meeting thereof, or to

10014090_1

give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until units have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile or organizational form.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of North Carolina, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Charlotte, North Carolina. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

THE GOOD KITCHEN, LLC

By:
Name: Amber Lewis
Title: Chief Executive Officer
Address: 9716 Rea Rd, Ste B PMB 1066, Charlotte, NC, United States
Email: amber@thegoodkitchen.com

INVESTOR:
By:
Name:

10014090_1

Exhibit A – CF Shadow Unit Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [ ], 2021 between The Good Kitchen, LLC, a North Carolina limited liability company (the "***Company***") and [   ] ("***Member***"). Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Member's investment in the Crowd SAFE into Equity Interests of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Member and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Equity Interests of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the units of Equity Interests of CF Shadow Series owned by the Member as of the date of this Irrevocable Proxy or any subsequent date (the "***Units***"), Member hereby grants to Intermediary an irrevocable proxy to vote the Units in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("***Holder***") of the irrevocable proxy (rather than the Member) will vote the Units with respect to all member meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Units may be entitled to vote. The Intermediary hereby agrees to vote all Units consistently with the majority of the Equity Interests on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Member at any time with respect to the Units.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Member arising out of the Intermediary's exercise of this irrevocable proxy. The Member expressly acknowledges and agrees that (i) the Member will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Member waives and relinquishes any claim, right or action the Member might have, as a member of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Units on the earlier of (i) the date that such Units are converted into Common Securities of the Company or (ii) the date that such Units are converted to cash or a cash equivalent, but shall continue as to any Units not so converted.

2) **Legend**. The Member agrees to permit an appropriate legend on certificates evidencing the Units or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing <u>Section 1</u>.

3) **Representations and Warranties**. The Member represents and warrants to the Intermediary as follows:

   a) The Member has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Member and constitutes such Member's legal and valid obligation enforceable against the Member in accordance with its terms.

b) The Member is the record owner of the Units and the Member has plenary voting and dispositive power with respect to such Units; the Member owns no other units of the Equity Interests of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Member is a party or bound by and which expressly require that any of the Units be voted in any specific manner other than pursuant to this irrevocable proxy; and the Member has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Member acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Member and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Member wishes to transfer, sell, hypothecate or otherwise assign any Units, the Member hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Member.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                            LLC d/b/a Republic
Date   Date

10014090_1

EXHIBIT D

Video Transcript

Original Video link: https://vimeo.com/521988607
Total time to transcribe: 10min

Hi, I'm Amber Lewis, the founder and CEO of The Good Kitchen, and our mission is to change the way people think about food.

As part of the CrossFit community, we began as a prepared meal solution rooted in the Paleo Lifestyle. Helping people during and after Paleo challenges at our crossfit gym in Charlotte, North Carolina. It was even in the original name: ModPaleo. The business grew from a ten person trial group, to serving hundreds of people on a weekly basis in thirty seven delivery locations across North and South Carolina.

Realizing that self delivery was not a scalable model, we transitioned to direct-to-home in January of 2017, and launched as The Good Kitchen to be more inclusive of healthy eating; not just Paleo. Over the past six months, our ecommerce run rate has increased by fifty percent. Our current channels include: our ecommerce website TheGoodKitchen.com, Walmart frozen food aisle, Amazon.com, and several other wholesale accounts.

We are raising money to accelerate growth in existing TGK direct-to-home services, as well as additional retail and healthcare channels. We are currently a team of ten and growing quickly. As we've grown, we're exhaustive in maintaining transparency in our sourcing. You are what you eat, eats. Attention to detail in sourcing is what we're all about. We created this company out of our lifestyle, and we intend to scale a healthy approach to eating; as well as diversify into philanthropic initiatives so we can feed as many people as possible. We also plan to expand into additional retail channels and other dot-com market places. And we're developing partnerships with national brands and organizations on a collective mission to drive awareness for regenerative agriculture.

(Gina Asoudegan speaking)
We're really excited to be working with The Good Kitchen, because they share our mission for building a new regenerative food system. Obviously no one company can bring something this big to life on it's own. Which is why we're so happy to be working with The Good Kitchen to help bring this vision to life.

(Amber Lewis speaking)
Our mission has always been to change the way people think about food. Won't you join us.